Exhibit 1.2

CERTIFICATE OF CORRECTION
OF THE
SECOND AMENDED AND RESTATEDARTICLES OF INCORPORATION
OF
NAUTILUS MARINE ACQUISITION CORP.
UNDER SECTION 5 OF THE MARSHALL ISLANDS BUSINESS CORPORATIONS
ACT

The undersigned, George Syllantavos, a duly authorized director of Nautilus Marine Acquisition Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of correcting the Second Amended and Restated Articles of Incorporation of said corporation heretofore filed with the Registrar of Corporations hereby certifies that:

1.  The name of the Corporation is Nautilus Marine Acquisition Corp. (the “Corporation”).

2.  The Corporation filed its original Articles of Incorporation and First Amended and Restated Articles of Incorporation with the Marshall Islands Registrar of Corporations on November 1, 2010 and November 23, 2010, respectively. The Corporation filed its Second Amended and Restated Articles of Incorporation with the Marshall Islands Registrar of Corporations on July 15, 2011.

3. The error to be corrected is as follows:

The first sentence of Section 8.2(i) shall read:     “Prior to the consummation of the initial Business Transaction, the Corporation shall provide all holders of Common Stock sold in the Offering (“IPO Shares”) with the opportunity to have their IPO Shares redeemed upon the consummation of the initial Business Transaction pursuant to, and subject to the limitations of, Articles 8.2(ii) and 8.2(iii) (such rights of such holders to have their IPO Shares redeemed pursuant to such Articles, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Article 8.2(ii) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem more than approximately 88% of the then outstanding IPO Shares (or approximately 90% if the underwriters’ over-allotment option is exercised in full) (such limitation hereinafter called the “Redemption Limitation”).”

4. As so corrected, Section 8.2(i) of the Second Amended and Restated Articles of Incorporation is hereby amended to read as follows:

“Prior to the consummation of the initial Business Transaction, the Corporation shall provide all holders of Common Stock sold in the Offering (“IPO Shares”) with the opportunity to have their IPO Shares redeemed upon the consummation of the initial Business Transaction pursuant to, and subject to the limitations of, Articles 8.2(ii) and 8.2(iii) (such rights of such holders to have their IPO Shares redeemed pursuant to such Articles, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Article 8.2(ii) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem more than approximately 88% of the then outstanding IPO Shares (or approximately 90% if the underwriters’ over-allotment option is exercised in full) (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Second Amended and Restated Articles of Incorporation, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued in connection with the Offering.”

5. The corrections contained within this Certificate of Correction shall be effective as of the date the Second Amended and Restated Articles of Incorporation was originally filed with the Registrar of Corporations.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed by its Co-Chief Executive Officer as of this 14th day of February, 2012.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ George Syllantavos
Name: George Syllantavos
Title: Co-Chief Executive Officer